Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation II

Commission File No. 814-01219

On November 17, 2025, Blue Owl Capital Corporation (“OBDC”) held a conference call with members of the fixed income community. The conference call contained information regarding the proposed acquisition (the “Merger”) of Blue Owl Capital Corporation II (“OBDC II”) by OBDC. The following are excerpts from the transcript of this conference call discussing the proposed merger of OBDC II and OBDC.

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Kaitlin Howard, Head of Unsecured Financing for Blue Owl’s Credit platform

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It was another busy quarter for the Blue Owl BDCs, as we continued our push towards the simplification of our platform. At the turn of the calendar, we had seven BDCs across our two strategies and accessed the public markets through six of these vehicles, in addition to our management company. Cut to today, we’ve effectuated two mergers, took our technology BDC public via listing, and recently announced our intention to merge OBDC II into OBDC.

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Consistent with our stated plan at our 2023 BDC Investor Day, these corporate actions result in four BDCs – one public for each of strategy, and one perpetually non-traded for each strategy. With only three BDCs currently issuing in the public debt market, we hope to have largely eliminated investor concerns regarding ticker fatigue and confusion caused by multiple issuing entities.

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Craig Packer, Chief Executive Officer

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•	I’d like to spend a minute on … the announced OBDC/OBDC II merger

•	Turning to our diversified strategy, the merger of OBDC and OBDC II solidifies OBDC’s standing as the second largest publicly traded BDC, increasing its net assets by almost $1 billion.

•	This will create a larger, predominantly senior secured portfolio, and will reduce OBDC leverage in the near-term, as OBDC II has been operating under the previous 1:1 Debt to equity regulatory limit

•	For this group, this is a key step in streamlining the Blue Owl BDC platform. We will maintain two BDCs per strategy: one publicly traded and one perpetually private.

•	Since launching our platform, our spreads have traded wider than peers due to confusion about our structure.

•	We anticipate that this simplification will be positively received by the market and enhance both liquidity and opportunities for our debt investors.

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Logan Nicholson, President

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Finally, I’ll close by reiterating Craig’s message around the OBDC/OBDC II merger. This will provide OBDC with further scale, bringing the proforma portfolio to $18.9bn in assets and 239 portfolio companies. Additional scale will accrue to the benefit of bondholders through improved liquidity, while reducing the number of issuing entities from the Blue OWL BDC platform in the unsecured market

•	Moreover, the merger will have a modest de-leveraging effect on OBDC, and all our BDCs continue to operate at or well below our target leverage range

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Jonathan Lamm, Chief Financial Officer

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OBDC ended the quarter at 1.22x levered, however we expect this to decrease sequentially to 1.17x after the merger with OBDC II

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Kaitlin Howard

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•	Turning to the OBDC / OBDC II merger, can you discuss the strategic rationale behind the transaction and what steps need to occur, for the merger to close?

Jonathan Lamm

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So rationale is really very, very straightforward. We have two BDCs that have effectively almost identical overlapping portfolios, so the real industrial logic associated with bringing BDCs that are under common management with common portfolios together is you get the benefits of scale.

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And so this is a relatively small company relative to the size of OBDC, but at the end of the day, achieves the strategic vision that we that we set forth in terms of really bringing together our BDCs into a publicly traded version and a non-traded version for each of our strategies. And really makes a lot of sense in terms of the sets of shareholders in terms of achieving scale. And for OBDC II shareholders who’ve been under the one-to-one leverage rubric since inception, it results in an immediate sort of step up and pick up in terms of the earnings potential of the portfolio and therefore the dividend levels.

•	Now, obviously not to ignore all of the scale that it gets associated with financing and, and OpEx. In terms of the process from here, we went out with a merger announcement

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There’s a process where you go through the SEC in order to get your registration statement effective that could take a month or a month and a half in order for that in order for that to happen. And then ultimately, you go out with a proxy statement to shareholders and solicit a vote.

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That vote and sort of the timeline we would expect to really happen, call it by the end of the end of the first quarter. We certainly understand that there’s been volatility in our OBDC stock price, and really shareholders are not making a decision on the merger today. They’ll be making a decision on the merger as we sort of go into Q1, and really more towards the end of Q1.

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II

ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.